Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8200 Fax: (541) 739-8200

July 18, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Manufacturing and Construction

Attn: Mr. Edward M. Kelly

100 F Street, NE

Washington, D.C. 20549-4631

Re: Auscrete Corporation, A Wyoming Corporation

Pre-effective Amendment 17 to Registration Statement on Form S-1

Filed: June 22, 2012

File No: 33-166976

Dear Mr. Kelly,

I am writing in response to your letter dated July 3, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves to respond to those specific requests for information or clarification addressed in your letter in relation to the Registration Statement. Your numbered comments are copied herein and our response follows in Italics.

General

1. Since you appear to qualify as an "EMERGING GROWTH COMPANY" as defined in the Jumpstart Our Business Startups or JOBS Act, please disclose on the prospectus' front cover page that you are an emerging growth company, and revise the prospectus to:

•Describe how and when a company may lose emerging growth company status;

•Describe briefly the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and State your election under Section 107(b) of the JOBS Act;

•If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or If you have elected to use the extended transition period for complying with new of revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new of revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

For guidance you may wish to refer to our Frequently Asked Questions on the JOBS Act which are available on the Commission's website.

The Registration Statement has been revised to address the Emerging Growth Company (JOBS Act) disclosures.

2. Please amend your registration statement to;

•Provide an audited comparative balance sheet at December 31, 2010 on page F-2., as required by Rule 8-02 of Regulation S-X.

•Provide audited comparative statements of income, stockholders' equity, and cash flows for the year ended December 31, 2010 on pages F-3, F-4 and F-5 as required by rule 8-02 of Regulation S-X. Each of your statements of income and cash flows should also include a column showing cumulative amounts since your inception as required in ASC 915-225-45-1 and ASC 915-230-45-1. Your statement of stockholders' equity should begin with the date of inception, as provided in ASC 915-215-45-1.

•Have your auditors revise their audit opinion to refer to the balance sheets at December 31, 2011 and December 31, 2010 as well as for the statements of income, shareholders' equity, and cash flows for each of the two years ended December 31 2011 and the date of inception to December 31, 2011. Refer to Rule 2-02(a)(4) of Regulation S-X.

The Registration Statement has been amended.

3. We note your response to prior comment three. Please more fully explain your statement to us that "there were no direct expenses incurred during 2011 and any activities were within the scope of arrangements made with the shareholders in 2010". To the extent that your expenses for the year ended December 31, 2011 were paid by shareholders, please tell us why these costs have not been recognized in your financial statements as expenses that have been paid by shareholder contributions. Refer to SAB Topic 5.T. for guidance.

During 2011, the company did not incur any expenses and therefore did not expend any money. The founding shareholders devoted only some time to continue SEC registration submissions but did not expend any cash. The time spent was without cost as the founders had intended to do whatever was necessary to get the company to operations in return for their original issue of shares in 2010, which were expensed in the 2010 financials. There were, however, expenses that were paid in the first half of 2012 that are represented in the interim financial statements for that period.

Summary Financial Information, page 4

4. It appears to us that total assets and stockholders' equity should read $140,002 as indicated on your balance sheet at December 31, 2011. Please revise as appropriate.

The Registration Statement has been revised.

Dilution, page 10

5. Please revise your narrative and tables to reflect your net tangible book value as of the date of your latest balance sheet, i.e., June 30, 2012. Also, we note that the net tangible book value that you provide as of December 31, 2011 is inconsistent with your balance sheet.

The Registration Statement has been revised.

6. We note these inconsistent disclosures:

• Net book value per share of $0.09 as of December 31, 2011 in the first paragraph versus net book value of $0.08 as of December 31, 2011 in the table.

• Immediate increase in net tangible book value of $0.11 per share to existing stockholders in the second paragraph versus immediate increase in the net tangible book value of $0.10 per share to existing stockholders in the table.

• Immediate increase in net tangible book value of $0.15 per share to existing stockholders in the third paragraph versus immediate increase in the net tangible book value of $0.19 per share to existing stockholders in the table.

• Immediate dilution of $0.10 per share to new investors in the second paragraph versus immediate dilution of $0.12 per share to new investors in the table.

• Immediate dilution of $0.06 per share to new investors in the third paragraph versus immediate dilution of $0.03 per share to new investors in the table.

Please ensure that all textual and tabular disclosures are reconciled.

The Registration Statement has been revised.

Report of Independent Registered Public Accounting Firm, page F-1

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

7. We note that your amended Form S-1 was filed on June 22, 2012. However, both your audit opinion and consent are dated July 2, 2012. Please revise your registration statement as appropriate, and explain to us how amounts for June 30, 2012 were determined before the actual date.

The submission was prepared by that date; however we wanted to give the SEC the most up to date information (half yearly financials) and believed by the time it was reviewed it would be into July. As the company is not operating, we knew nothing would change (and did not) during those last few days of June. We were remiss to pre-submit the registration statement at that date. The Registration Statement has been revised.

Interim Unaudited Financial Statements, page F-7

Statement of Income, page F-7

8. Please revise your interim statement of income to:

•Include a comparative income statement for the six months ended June 30, 2011 as required by Rule 8-03 of Regulation S-X.

•Provide a column showing cumulative amounts from the company's inception as required by ASC 915-225-45-1.

The Interim Statement has been revised.

Statement of Cash Flows, page F-8

9. Please revise your interim statement of cash flows to:

•Include a comparative statement of cash flows for the six months ended June 30, 2011 as required by Rule 8-03 of Regulation S-X.

•Provide a column showing cumulative amounts from the company's inception as required by ASC 915-230-45-1.

•Remove the professional expenses expenses line item as it does not appear to be a non-cash operating activity. It appears to us that your net cash used in operating activities should be (7,020). Please revise as appropiate.

The Interim Statement has been revised

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Auscrete Corporation

/s/ John Sprovieri

John Sprovieri